AEM SPA



RECEIVED
2005 JUL 11 P 2:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/319/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)





05009589

BY COURIER

July 8, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL



3.2004





Press Release

Signed the agreements for the participation of industrial and financial partners to the share capital of Delmi, the company controlled by AEM SpA which will hold joint control over Edison SpA

Milan, July 8th, 2005

On July 7th, 2005 AEM S.p.A. ("**AEM**"), Società Elettrica Altoatesina - SEL S.p.A. ("**SEL**"), Dolomiti Energia S.p.A. ("**DE**"), Mediobanca – Banca di Credito Finanziario S.p.A. ("**Mediobanca**"), Banca Popolare di Milano S.c.ar.l. ("**BPM**") and Fondazione Cassa di Risparmio di Torino ("**CRT**") signed an investment and shareholder agreement (the "**Agreement**") with regard to Delmi S.p.A. ("**Delmi**").
On May 12th, 2005, AEM, Delmi, Electricité de France S.A. ("**EDF**") and a company controlled by the latter entered into an agreement for the joint acquisition of the control of Edison S.p.A. ("**Edison**") through a company named Transalpina di Energia S.r.l. ("**Transalpina**") owned 50% by each of Delmi and the abovementioned company controlled by EDF (the "**Transaction**").
According to the Agreement the share capital of Delmi is participated as follows: AEM with a 60% stake, SEL with a 10% stake, DE with a 10% stake, Mediobanca with a 10% stake, BPM with a 5% stake and CRT with a 5% stake. It is also envisaged that in the next few weeks additional corporate partners, such as Enìa S.p.A., may acquire a participation in Delmi.
The Agreement provides for certain capital contribution obligations relating to the Transaction, as well as corporate governance principles relating to Delmi, Transalpina and Edison. The Agreement expires in three years and will be disclosed as prescribed by law.
DE's and SEL's investment into Delmi is also based on their willingness to realize industrial projects envisaging their direct participation in the ownership of the hydroelectric assets owned by Edison within the provinces of Trento and Bolzano, respectively.
In connection with such industrial projects, AEM has granted some put options to DE and SEL, with respect to part of the Delmi shares held by DE and SEL. In addition, in certain circumstances AEM will benefit from a reciprocal call option right. The exercise price of such put and call options is based on several formulas which take into account the initial investment or the value of the Edison shares at the time the options are exercised. The options, if exercised, will be executed in several steps between September 2007 and the first half of 2012.

For further information:
Investor Relations
Tel.: +39 02 77 20 38 79
e-mail: ir@aem.it
www.aem.it